MDS Inc. Appoints Paul S. Anderson To Board

Toronto, Canada - July 8, 2003... MDS Inc. (TSX: MDS, NYSE: MDZ), an international health and life sciences company, announced the appointment of Paul Anderson to its Board of Directors.

After 40 years in the pharmaceutical industry, Dr. Anderson recently retired as Vice President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson began his career at Merck Sharp and Dohme Research Laboratories where, in 1988, he became Vice President, Chemistry at Merck's Pennsylvania research facility and in 1994 became Senior Vice President of chemical and physical sciences for the DuPont Pharmaceuticals Company.

"We are very pleased to welcome Paul Anderson to our Board of Directors. His experience and knowledge of the pharmaceutical market will prove to be very helpful as it continues to increase in strategic importance to MDS," said Wilf Lewitt, Chairman of the Board, MDS Inc.

"I am delighted to be joining the Board of MDS Inc. I look forward to working with the MDS Board and the senior management team," said Paul Anderson.

Dr. Anderson obtained a BSc. in chemistry from the University of Vermont and a Ph.D. in chemistry from the University of New Hampshire. He was named the 2002 recipient of the Perkin Medal; the highest honor given for outstanding applied chemistry in the United States.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for the delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Sharon Mathers Vice-President Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com